Filed Pursuant to Rule 433
Dated October 27, 2008
Registration Statement No. 333-132041

3M Company

Medium Term Notes

$800,000,000 4.50% Notes due 2011

Summary of Terms

4.50% Senior Notes due 2011
Issuer:	3M Company
Ratings (Moody’s/S&P):	Aa1/AA
Trade Date:	October 27, 2008
Settlement Date:	T+3; October 30, 2008
Maturity:	November 1, 2011
Format	SEC Registered
Ranking	Senior Unsecured
Total Principal Amount:	$800,000,000
Coupon:	4.50%
Spread to Benchmark Treasury:	+ 275 basis points
Public Offering Price:	99.830%
Yield to Maturity:	4.561%
Benchmark Treasury:	UST 4.625% due October 31, 2011
Benchmark Treasury Price and Yield:	108.6+; 1.811%
Interest Payment Dates:	May 1 and November 1, commencing May 1, 2009
Day Count:	30/360
Gross Proceeds:	$798,640,000.00
Redemption Provisions:	Not redeemable
Bookrunner:	J.P. Morgan Securities Inc.
Minimum Denominations:	$2,000 x $1,000
CUSIP:	88579EAF2

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. The rating is subject revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. (collect) at (212) 834-4533.